Exhibit 99.1

Yimutian Inc. and BC Technology Enter into Strategic Cooperation to Promote the Development of Agricultural RWA Products

BEIJING, Oct. 02, 2025 (GLOBE NEWSWIRE) -- Recently, Yimutian Inc. (the “Company” or “Yimutian”), a leading agricultural digital service company in China, and BC Technology (Hong Kong) Limited (hereinafter referred to as “BC Technology”), a benchmark enterprise in Hong Kong’s digital asset sector, formally signed a strategic cooperation agreement. Leveraging their respective core advantages in agricultural industry resources and digital asset services, the two parties will carry out in-depth cooperation in areas including cross-border payment and settlement, the development of agricultural RWA (Real-World Asset digitization) products, and the exploration of new business scenarios. Together, they aim to promote the digital transformation of global agricultural trade and inject new impetus into the high-quality development of the agricultural industry.

According to a report by BCG, the global RWA market scale is expected to reach US$16 trillion by 2030, becoming a new blue ocean of wealth, among which the agricultural RWA sector holds enormous scale potential. In China, agriculture, as a primary industry, has a large number of “dormant assets” that involve urgent issues such as financing and supervision through asset digitization, so as to better unlock asset value and improve industrial efficiency.

As China’s largest agricultural B2B digital service enterprise, Yimutian has continuously used digital technology to drive the transformation and upgrading of the rural industry. It has gradually built an industrial service system covering the entire chain of agricultural product cultivation, procurement, and sales, serving nearly 60 million users in over 2,800 counties across the country, with more than 15,000 types of agricultural products.

This cooperation with BC Technology will focus on three core areas to create an innovative benchmark for the integration of the global agricultural industry and digital assets:

In the field of cross-border payment and settlement, the two parties will explore compliant cross-border digital payment solutions. Specifically, Yimutian plans to open an account on the platform of BC Technology or its affiliated companies and purchase no less than US$12 million US worth of digital assets in three batches, aiming to optimize the efficiency of cross-border trade capital flow for global agricultural-related products.

In the field of agricultural RWA product innovation, Yimutian will provide large-scale high-quality agricultural products such as rare Chinese medicinal materials, spices, and precious seedlings as underlying assets. BC Technology will leverage its technological and platform advantages to jointly establish a professional team to conduct work on RWA product design, compliance review, and risk assessment, thereby fully promoting the digital transformation of agricultural assets. In the future, eligible agricultural RWA products will be issued to global investors on the platform of BC Technology or its affiliated companies. Through full-process services including product display, transaction matching, and information disclosure, a connection channel between agricultural assets and the global capital market will be established, helping to activate the value of agricultural assets and realize their efficient circulation.

In the field of new business scenario exploration, the two parties plan to fully tap the potential of integrating the agricultural industry with digital technology. Centering on core scenarios such as cross-border trade of global agricultural-related products, international order-based cultivation, and the procurement of agricultural-related resources (including minerals, petrochemical raw materials, etc.), they will jointly develop new products and service models that meet market demands.

Jinhong Deng, chief executive officer of Yimutian, commented that “Currently, the global agricultural trade is facing a crucial opportunity for digital transformation. Yimutian has always been committed to promoting the upgrading of the agricultural industry through resource integration and technological innovation. BC Technology’s professional capabilities in the digital asset service sector and its global layout are highly aligned with our strategic needs for expanding the international agricultural market. This cooperation will realize the complementary advantages of ‘agricultural resources + digital technology.’ It will not only improve the operational efficiency of our cross-border business but also open up new paths for tapping the value of agricultural assets, ultimately creating more value for partners in the upper and lower reaches of the industrial chain.”

This cooperation represents an innovative practice of transforming traditional agricultural assets into products for the international market through the RWA model. It will build a comprehensive value realization model from “field assets to the global capital market,” providing more possibilities for global agricultural production and circulation as well as value excavation through digital technology, and realizing the goal of “Making every acre of farmland more valuable via technology and industry know-how” in more regions around the world.

About Yimutian Inc.

Yimutian Inc, is a leading agricultural B2B platform in mainland China. Over a decade, the company has been dedicated to digitalizing China’s agricultural product supply chain infrastructure to streamline the agricultural product transaction process, and making it efficient, transparent, secure, and convenient.

For more information, please visit ir.ymt.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, these forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

SOURCE Yimutian Inc.

Investor Relations Contact: Yimutian Inc., Investor Relations Department, Tel: +86-10-5708-6561, Email: ir@ymt360.com